[PINNACLE BANCSHARES, INC. LETTERHEAD]
November 15, 2007
Julia E. Griffith, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549-0303

Re:	Pinnacle Bancshares, Inc.
Schedule 13E-3 filed October 18, 2007
File No. 005-50933
Dear Ms. Griffith:
     On behalf of Pinnacle Bancshares, Inc. (the “Company”) and in connection with the Company’s responses to the staff’s comments regarding the above-captioned filing, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Robert B. Nolen, Jr.
Robert B. Nolen, Jr.
President and Chief Executive Officer